UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 13 through April 23, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        KPN aligns financial reporting with new organizational structure, dated 13 April 2007;

•                                        Progress on share repurchase program KPN, dated 23 April 2007.

Press release

KPN aligns financial reporting with new organizational structure	Date
13 April 2007

Number
026pe

KPN confirmed earlier this year that it was putting the customer at the center of its business, by announcing on 2 January 2007 a new organizational structure in the Netherlands. This organization is now built around customer segments rather than around products, creating a customer centric organization. KPN’s former Fixed division (“Fixed”) and KPN Mobile The Netherlands (“Mobile”) have made way for new Consumer, Business and Wholesale & Operations segments. Consequently, KPN’s financial reporting has changed to reflect the new organizational structure and today’s announcement provides a reminder of the rationale for the transition and provides the consequent comparative financials for the years 2005 and 2006. The change will have no consequences on the headline reported numbers as published in our 2006 Annual Report and Form 20-F, on trends nor on the issued guidance.

The organizational Fixed-Mobile integration is one of the first in Europe and a further evolution of KPN’s strategy for increasing customer focus in a telecommunications world in which distinctions between technologies are fading rapidly and in which customers increasingly are looking for integrated propositions. Fixed-Mobile Integration builds on the customer segmentation in the former Fixed division, strong demand in the Business market and successful pilots in the Consumer market. It is expected to result in financial benefits, with higher revenues from cross- and upselling, and lower operating costs from efficient infrastructure use.

New organization

KPN’s new integrated organization in the Netherlands consists of four segments: retail units for Consumer and Business, Wholesale & Operations (W&O) and IT Netherlands (Appendix A). The retail segments operate with a strong market and customer focus, whereas Wholesale & Operations provides network services to both internal KPN segments and external wholesale customers with a strong emphasis on operational excellence.

Outside the Netherlands, the division Mobile International contains the subsidiaries E-Plus in Germany, BASE in Belgium and, given the similar nature of the business, the Dutch mobile wholesale activities.

Financial reporting

The new reporting format has no consequences on the overall financial results for 2005 and 2006 nor on the issued guidance (Appendix B). However, as the former Fixed and Mobile divisions no longer exist, the numbers on a divisional level do change. The new reporting format is a reflection of the underlying strategy and operations in each division. Please note that during the transition phase, KPN will also provide additional unaudited pro forma disclosure on the previous reporting structure, in order to allow for comparability with peers.

In the new reporting format the margin from the former Fixed segments is enhanced by wireless services, leading to higher margins. Changed intercompany flows and changed recognition of mobile terminating at Wholesale & Operations result in lower internal revenues and a higher EBITDA margin. Depreciation and amortization in Wholesale & Operations have increased due to centralization of assets.

KPN will be reporting its results for the first quarter of 2007 ending 31 March 2007 on 8 May 2007.

Consumer

Consumer generated € 4.2 bn in revenues in 2006, 5% higher than in 2005 (Appendix C). This revenue growth was predominantly the result of a step-up in wireless services following the consolidation of the Telfort acquisition in October 2005. Traditional wireline voice revenues are declining due to a proactive migration to VoIP. This VoIP migration is reflected in strong broadband revenue growth, albeit at lower margins. From a cost perspective, investments in the customer base in VoIP and TV are partly offset by subscriber acquisition cost reductions in Mobile.

The Consumer strategy builds on KPN’s strong position in the Dutch market in wireline voice, broadband, mobile and TV, in addition to a multi-brand strategy and extensive distribution capabilities. Going forward, KPN will take full advantage of this position by cross- and upselling, developing multiplay propositions and Fixed-Mobile integrated offers. Recent launches in this area are a homezoning proposition, flat-fee propositions for Telfort and a new consumer loyalty program.

Business

In the Business market, KPN generated € 3.3 bn revenues in 2006, 3% lower than in 2005 (Appendix C). Part of the revenue decline can be attributed to a reduction in traditional wireline voice minutes and the migration of customers with leased lines to lower priced E-VPNs and IP-VPNs. The pressure on the traditional portfolio is partly offset by lower costs to Wholesale & Operations. Revenues from new business are growing, examples being (managed) applications and network outsourcing. In wireless services, KPN has a market leading position resulting in solid revenue growth at lower acquisition and retention costs.

The Business market has clearly demonstrated the need for integrated services. In Business, KPN now has fully integrated its marketing, sales and service approach across wireline and wireless services, and is rapidly expanding its Fixed-Mobile portfolio. In this market, KPN is transforming from a connectivity service provider towards an integrated ICT services provider.

Wholesale & Operations

The Wholesale & Operations business generated € 3.9 bn in revenues in 2006, 3% lower than the previous year (Appendix C). About 70% of these revenues are internal revenues from the retail segments and the remaining 30% originates from third parties. Line loss and lower traditional wireline traffic volumes in Consumer and Business are only partly offset by higher wireless traffic volumes. External revenues are fairly stable, the combined effect of lower revenues from originating and terminating minutes, and higher volumes in transit and international traffic. Overall, there is a shift from services with higher margins to services with lower margins. Moreover, cost savings in the traditional portfolio are partly offset by launch costs for the new IP service portfolio.

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KPN is now fully integrating its wireline and wireless networks respectively, which will streamline the services portfolio and will result in additional efficiency gains. In wholesale, KPN is expanding its service portfolio to internal and external customers, e.g. with Wholesale Line Rental (WLR) and Wholesale Broadband Access (WBA). Moreover, KPN is building an All-IP environment which provides an IP service portfolio at structurally lower costs.

Mobile Wholesale NL

In our Mobile International division, Mobile Wholesale NL generated € 0.3 bn in revenues, 50% higher than in 2005, due to strong market growth in the wholesale segment. After a step-up from the Telfort acquisition, this segment has shown strong profitable organic growth, as KPN has attracted the most attractive wholesale partners and the business model has low subscriber acquisition costs. KPN’s mobile wholesale strategy focuses on leveraging wholesale partners, brands and platforms across the footprint.

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Appendices

(A)                New organizational structure as of 1 January 2007

Board of Management

Consumer	Business	Wholesale & Operations	IT NL	Mobile International

• Voice wireline	• Sales	• Wholesale	• CRM / CLM	• E-Plus
• Wireless services	• Corporate solutions	• Global Carrier	• Billing	• BASE
• Internet wireline	• Large enterprises	Services	• Enterprise	• Mobile Wholesale
• TV, Media	• SME & SoHo	• Portfolio	• Operations	NL
• Retail	• Portfolio	Management	• Infrastructure	– MVNOs
• Call centers	Management	• Customer	• Testing	– Simyo
• Business		Operations		– Ay Yildiz
Development		• Network Operations
• Real Estate

The Netherlands

(B)                Old and new P&L for FY ‘06

Old

€ mn	Revenues(1)	EBITDA(2)	Margin(3)

E-Plus	2,894	905	31.3%
BASE	622	264	42.4%
KPN Mobile NL	2,980	1,092	36.6%
Other	-46	-26	—

Mobile	6,450	2,235	34.7%

Consumer	2,262	269	11.9%
Business	2,535	349	13.8%
Wholesale & Operations	4,762	1,928	40.5%
Other	-2,912	28	—

Fixed	6,647	2,574	38.7%

Other	149	28	18.8%

Intercompany	-1,189	—	—

KPN Group	12,057	4,837	40.1%

New

€ mn	Revenues(1)	EBITDA(2)	Margin(3)

E-Plus	2,894	905	31.3%
BASE	622	264	42.4%
Mobile wholesale NL	303	112	37.0%
Other	0	-5	—

Mobile International	3,819	1,276	33.4%

Consumer	4,236	729	17.2%
Business	3,316	711	21.4%
Wholesale & Operations	3,938	2,087	53.0%
Other(4)	-2,973	-3	—

The Netherlands	8,517	3,524	41.4%

Other	97	37	38.1%

Intercompany	-376	—	—

KPN Group	12,057	4,837	40.1%

(1)	Revenues and other income
(2)	Defined as Operating result plus depreciation, amortization & impairments
(3)	Defined as EBITDA divided by revenues and other income
(4)	Including IT NL and intercompany

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(C)                Revenue and EBITDA trends by division in new reporting structure

	Revenues(1)	Y-on-Y	EBITDA	Y-on-Y	EBITDA	EBITDA	EBIT	Y-on-Y
		growth		growth	margin(3)	margin(3)		growth
€ mn	FY ‘06	‘05-‘06	FY ‘06	‘05-‘06	FY ‘06	FY ‘05	FY ‘06	‘05-‘06

E-Plus	2,894	3%	905	35%	31.3%	23.8%	227	>100%
BASE	622	14%	264	29%	42.4%	37.2%	147	73%
Mobile wholesale NL	303	50%	112	53%	37.0%	36.1%	49	-32%
Other	0	—	-5	25%	—	—	-5	25%

Mobile International	3,819	7%	1,276	35%	33.4%	26.5%	418	>100%

Consumer	4,236	5%	729	-10%	17.2%	20.0%	491	-27%
Business	3,316	-3%	711	10%	21.4%	18.9%	613	9%
Wholesale & Operations	3,938	-3%	2,087	-6%	53.0%	54.6%	680	-22%
Other(4)	-2,973	-4%	-3	-73%	—	—	-13	-52%

The Netherlands	8,517	1%	3,524	-4%	41.4%	43.3%	1,771	-15%

Other	97	-64%	37	-71%	38.1%	47.4%	34	-70%

Intercompany	-376	16%	—	—	—	—	—	—

KPN Group	12,057	1%	4,837	2%	40.1%	39.6%	2,223	-5%

(1)	Revenues and other income
(2)	Defined as Operating result plus depreciation, amortization & impairments
(3)	Defined as EBITDA divided by revenues and other income
(4)	Including IT NL and intercompany

5

Press release

Progress on share repurchase program	Date
KPN	23 April 2007

Number
029pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 16 April 2007 to 20 April 2007, it has repurchased 815,000 KPN ordinary shares at an average price of EUR 12.52. To date, approximately 17.3% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 24, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel